                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                  Schedule 13G
                   Under the Securities Exchange Act of 1934
                                 Amendment No. 6


                               MEDIQ Incorporated
______________________________________________________________________________
                                (Name of Issuer)

                                 Common Stock
______________________________________________________________________________
                         (Title of Class of Securities)

                                   584906101
______________________________________________________________________________
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement
CUSIP No.

    1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of above persons
           PNC Bank Corp.  25-143-5979


    2)   Check the Appropriate Box if a Member of a Group (See Instructions)
         a)
         b)

    3)   SEC USE ONLY


    4)   Citizenship or Place of Organization Pennsylvania


  Number of Shares             5) Sole Voting Power                       5,500
  Beneficially Owned
  By Each Reporting
  Person With                  6) Shared Voting Power                 7,430,240


                               7) Sole Dispositive Power                      0


                               8) Shared Dispositive Power            7,379,026


    9)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                      7,435,740*


   10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


   11) Percent of Class Represented by Amount in Row (9)                  34.62


   12) Type of Reporting Person (See Instructions)                           HC

         * See the response to Item 4 below.


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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                  Schedule 13G
                   Under the Securities Exchange Act of 1934
                                Amendment No. 6


                               MEDIQ Incorporated
______________________________________________________________________________
                                (Name of Issuer)

                                 Common Stock
______________________________________________________________________________
                         (Title of Class of Securities)

                                   584906101
______________________________________________________________________________
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement
CUSIP No.

    1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of above persons
           PNC Bancorp, Inc.  51-0326854


    2)   Check the Appropriate Box if a Member of a Group (See Instructions)
         a)
         b)

    3)   SEC USE ONLY


    4)  Citizenship or Place of Organization Delaware


   Number of Shares         5) Sole Voting Power                          5,500
   Beneficially Owned
   By Each Reporting
   Person With              6) Shared Voting Power                    7,430,240


                            7) Sole Dispositive Power                         0


                            8) Shared Dispositive Power               7,379,026


    9)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                      7,435,740*


   10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


   11)  Percent of Class Represented by Amount in Row (9)                 34.62

   12)  Type of Reporting Person (See Instructions)                          HC


         * See the response to Item 4 below.

                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                  Schedule 13G
                   Under the Securities Exchange Act of 1934
                               Amendment No. 6

                              MEDIQ Incorporated
______________________________________________________________________________
                                (Name of Issuer)

                                 Common Stock
______________________________________________________________________________
                         (Title of Class of Securities)

                                  584906101
______________________________________________________________________________
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement X
CUSIP No.

    1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of above persons
           PNC Bank, National Association  25-1197336


    2)   Check the Appropriate Box if a Member of a Group (See Instructions)
         a)
         b)

    3)   SEC USE ONLY


    4)   Citizenship or Place of Organization  United States of America


  Number of Shares             5) Sole Voting Power                       5,500
  Beneficially Owned
  By Each Reporting
  Person With                  6) Shared Voting Power                 7,430,240


                               7) Sole Dispositive Power                      0


                               8) Shared Dispositive Power            7,379,026


    9)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                      7,435,740*


   10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


   11) Percent of Class Represented by Amount in Row (9)                 34.62


   12) Type of Reporting Person (See Instructions)                          BK


         * See the response to Item 4 below.

   Item 4 - Ownership:
     (a) Amount Beneficially Owned:
                                                                      7,435,740*


     (b) Percent of Class:
                                                                          34.62


     (c) Number of shares to which such person has:
         (i) sole power to vote or to direct the vote                     5,500
         (ii) shared power to vote or to direct the vote              7,430,240
         (iii) sole power to dispose or to direct the disposition of          0
         (iv) shared power to dispose or to direct the disposition of 7,379,026

         * Beneficial ownership consists of 3,734,995 shares of Preferred, Series A stock (CUSIP #584906200), which is not registered under the Securities Exchange Act of 1934. This Preferred stock is convertible at any time to common stock at a conversion rate of one to one, and thus is deemed to be beneficial ownership of common stock. These shares are reportable under Rule 13d-3d(i).



   Item 6 - Ownership of More Than Five Percent on Behalf of Another Person





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         This security is held in various trusts. The following persons may have the power to direct the proceeds of sale and/or dividends in their capacity as Co-Fiduciaries:

                   Lionel Felzer
                   17124 Newport Club Drive
                   Boca Raton, Florida 33496

         Lionel Felzer is a Co-Fiduciary with PNC Bank, N.A. for accounts holding 3,626,997 shares of MEDIQ Inc. Common Stock and 3,666,997 shares of MEDIQ Inc. Preferred, Series A stock.

                   Judith Shipon
                   1115 Devon Road
                   Rydal, PA 19046

         Judith Shipon is a Co-Fiduciary with PNC Bank, N.A. for accounts holding 3,617,097 shares of MEDIQ Inc. Common Stock and 3,657,097 shares of MEDIQ Inc. Preferred, Series A stock.

                   Bessie Rotko
                   100 Bryer Estate #4-N
                   Elkins Park, PA 19117

         Bessie Rotko is a Co-Fiduciary with PNC Bank, N.A. for accounts holding 3,607,197 shares of MEDIQ Inc. Common Stock and 3,647,197 shares of MEDIQ Inc. Preferred, Series A stock.

                   Michael Rotko, Esquire
                   c/o Drinker, Biddle & Reath
                   Suite 1100
                   1345 Chestnut St.
                   Philadelphia, PA 19107-3496

         Michael Rotko is a Co-Fiduciary with PNC Bank, N.A. for accounts holding 3,659,613 shares of MEDIQ Inc. Common Stock and 3,699,613 shares of MEDIQ Inc. Preferred, Series A stock.

                   John Iskrant, Esquire
                   c/o Schnader, Harrison, Segal & Lewis
                   Suite 3600, 1600 Market Street
                   Philadelphia, PA 19103

        John Iskrant is a Co-Fiduciary with PNC Bank, N.A. for accounts holding 36,228 shares of MEDIQ Inc. Common Stock and 76,228 shares of MEDIQ Inc. Preferred, Series A stock.

                   Thomas C. Rotko
                   P.O. Box 369
                   Unionville, PA 19375

        Thomas C. Rotko is a Co-Fiduciary with PNC Bank, N.A. for accounts holding 21,258 shares of MEDIQ Inc. Common Stock and 21,258 shares of MEDIQ Inc. Preferred, Series A stock.

                  William L. Rotko
                  P.O. Box 369
                  Unionville, PA 19375

        William L. Rotko is a Co-Fiduciary with PNC Bank, N.A. for accounts holding 21,258 shares of MEDIQ Inc. Common Stock and 21,258 shares of MEDIQ Inc. Preferred, Series A stock.

                  David M. Shipon
                  1115 Devon Road
                  Rydal, PA 19046

        David M. Shipon is a Co-Fiduciary with PNC Bank, N.A. for accounts holding 25,732 shares of MEDIQ Inc. Common Stock and 25,482 shares of MEDIQ Inc. Preferred, Series A stock.

         Item 10 - Certification.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



         Signature.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



         February 14, 1995
         _____________________________________________________________________
         Date

         /s/ William F. Strome
         _____________________________________________________________________
         Signature - PNC Bank Corp.


         William F. Strome, Senior Vice President
         _____________________________________________________________________
         Name/Title



         February 14, 1995
         _____________________________________________________________________
         Date


         /s/ Paul L. Audet
         _____________________________________________________________________
         Signature - PNC Bancorp, Inc.


         Paul L. Audet, Vice President
         _____________________________________________________________________
         Name/Title




         February 14, 1995
         _____________________________________________________________________
         Date

         /s/ William F. Strome
         _____________________________________________________________________
         Signature - PNC Bank, National Association


         William F. Strome, Senior Vice President
         _____________________________________________________________________
         Name/Title

                     See Agreement Attached as Exhibit A


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                                  AGREEMENT                           EXHIBIT A

                               February 9, 1995

        The undersigned hereby agree to file a joint statement on Schedule 13G under the Securities Exchange Act of 1934 (the "Act") in connection with their beneficial ownership of common stock issued by MEDIQ Inc.

        Each of the undersigned states that it is entitled to individually use
Schedule 13G pursuant to Rule 13d-1(c) of the Act.

        Each of the undersigned is responsible for the timely filing of the statement and any amendments thereto, and for the completeness and accuracy of the information concerning each of them contained therein but none is responsible for the completeness or accuracy of the information concerning the others.

                          PNC BANK CORP.


                          BY:  /s/ William F. Strome
                              ________________________________________
                               William F. Strome, Senior Vice President


                          PNC BANCORP, INC.


                          BY:  /s/ Paul L. Audet
                              ________________________________________
                               Paul L. Audet, Vice President


                          PNC BANK, NATIONAL ASSOCIATION


                          BY:  /s/ William F. Strome
                              ________________________________________
                               William F. Strome, Senior Vice President